Exhibit 99.1

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@gkir.com

FOR IMMEDIATE RELEASE

Camtek Announces Pricing of Upsized Private Offering of $175 Million of 0% Convertible Senior Notes due 2026

MIGDAL HAEMEK, Israel, November 18, 2021 /PRNewswire/ Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT), a leading manufacturer of metrology and inspection equipment for the semiconductor industry, announced today the pricing of $175 million aggregate principal amount of 0% Convertible Senior Notes due 2026 (the “Notes”) in a private offering (the “Offering”) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The offering was upsized from the previously announced $140 million aggregate principal amount of the Notes.  In addition, Camtek has granted to the initial purchasers of the Notes an option to purchase, for settlement within a 13-day period beginning on, and including, the date on which the Notes are first issued, up to an additional $25 million aggregate principal amount of the Notes. The sale of the Notes to the initial purchasers is expected to close on November 23, 2021, subject to customary closing conditions.

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on December 1, 2026, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date.

The Notes will be convertible based on an initial conversion rate of 17.1092 ordinary shares per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $58.45 per ordinary share, which represents a conversion premium of approximately 30% to the last reported sale price of Camtek’s ordinary shares on The Nasdaq Global Market on November 18, 2021. The conversion rate is subject to adjustment if certain events occur. Prior to the close of business on the business day immediately preceding August 1, 2026, the Notes will be convertible at the option of the holders of Notes only upon the occurrence of certain events, the satisfaction of certain conditions and during certain periods. On or after August 1, 2026 and until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes at any time irrespective of the foregoing conditions. The Notes will be convertible into cash, ordinary shares of Camtek or a combination thereof, with the form of consideration determined at Camtek’s election.

Camtek may not redeem the Notes prior to December 6, 2024, except in the event of certain tax law changes. On or after December 6, 2024, Camtek may at any time and from time to time redeem for cash all or part of the Notes (subject to a certain partial redemption limitation), at Camtek’s option, if the last reported sale price of Camtek’s ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which Camtek provides notice of redemption, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest (if any) to, but excluding, the redemption date. Holders of the Notes will have the right to require Camtek to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) at a cash repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid special interest (if any) to, but excluding the fundamental change repurchase date.

When issued, the Notes will be Camtek’s general unsecured obligations that rank senior in right of payment to any of Camtek’s indebtedness that is expressly subordinated in right of payment to the Notes; will rank equal in right of payment with all of Camtek’s unsecured indebtedness that is not so subordinated; will effectively rank junior in right of payment to any of Camtek’s secured indebtedness to the extent of the value of the assets securing such indebtedness, and to Camtek’s liabilities in priority under the applicable bankruptcy laws of Israel; and structurally junior to all indebtedness and other liabilities (including trade payables) of Camtek’s subsidiaries.

Camtek estimates that the net proceeds from the Offering will be approximately $170.1 million (or $194.5 million if the initial purchasers exercise their option to purchase additional Notes in full), after deducting fees and estimated offering expenses payable by Camtek.

Camtek intends to use the net proceeds from the Offering for general corporate purposes, including, but not limited to, potential acquisitions, working capital, capital expenditures, investments, research and development and product development. Camtek has not determined the amount of net proceeds to be used specifically for the foregoing purposes and has no agreements or understandings with respect to any acquisition or investment at this time.

The Notes were offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The offer and sale of the Notes and the ordinary shares of Camtek potentially issuable upon conversion of the Notes, if any, have not been, and will not be, registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and unless so registered, the Notes and such shares, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes described herein, nor shall there be any sale of the Notes (or any ordinary shares of Camtek issuable upon conversion of the Notes, if any) in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Camtek

Camtek is a leading developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end, and up to the beginning of assembly (Post Dicing). Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS and RF, serving the industry’s leading global IDMs, OSATs and foundries. Camtek’s world-class sales and customer support infrastructure is organized around eight subsidiaries based in the US, Europe, Japan, China, Hong Kong, Taiwan, Korea and Singapore.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Camtek Ltd. (“we,” “us” and “our”). Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to whether Camtek will issue the Notes and the anticipated use of proceeds from the Offering. Our actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including as a result of the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of the continuation of disruptions to our and our customers’, providers’, business partners’ and contractors’ businesses as a result of the COVID-19 pandemic; our expectations regarding sufficiency of cash on hand; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; anticipated trends and impacts related to industry component and substrate shortages; the future purchase, use, and availability of components supplied by third parties; impurities and other disruptions to our customers’ operations, which could lower production yields or interrupt manufacturing, and could result in the cancellation or delay of purchase of our products; the highly competitive nature of the markets we serve, some of which have dominant market participants with greater resources than us; the rapid evolvement of technology in the markets in which we operate, and our ability to adequately predict these changes or keep pace with emerging industry standards; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China (which is our largest territory), Taiwan and Korea; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.